UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

DEMANDWARE, INC.

(Name of subject company (Issuer))

DYNASTY ACQUISITION CORP.

a wholly-owned subsidiary of

SALESFORCE.COM, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	24802Y105
(Title of classes of securities)	(CUSIP number of common stock)

Burke F. Norton, Esq.

Chief Legal Officer &

Chief of Corporate and Government Affairs

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael S. Dorf, Esq.

Shearman & Sterling LLP

535 Mission Street, 25th Floor

San Francisco, CA 94105

(415) 616-1100

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$3,035,867,522.66	$305,711.86

(1)	Estimated solely for the purpose of calculating the filing fee. The transaction value was calculated by adding the sum of (i) 38,208,026 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Demandware, Inc. (“Demandware”), multiplied by the offer price of $75.00 per Share; (ii) 661,500 Shares subject to outstanding restricted stock units multiplied by the offer price of $75.00 per Share; and (iii) 2,119,287 Shares issuable pursuant to outstanding stock options multiplied by an amount equal to the offer price of $75.00 per Share minus the weighted average exercise price for such stock options of $18.07 per Share. The calculation of the filing fee is based on information provided by Demandware as of June 6, 2016, the most recent practicable date.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016 issued by the Securities and Exchange Commission on August 27, 2015, by multiplying the transaction valuation by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $305,711.86	Filing Party: Dynasty Acquisition Corp. and salesforce.com, inc.
Form of Registration No.: Schedule TO	Date Filed: June 10, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Dynasty Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), and (ii) Salesforce. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 10, 2016 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Demandware, Inc., a Delaware corporation (“Demandware”), at a purchase price of $75.00 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2016 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase (as amended and supplemented hereby) is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO and is amended, supplemented and modified by the information specifically provided in this Amendment.

This Amendment is being filed to disclose the results of the Offer.

Amendments to Offer to Purchase

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“At 12:00 Midnight, New York City Time, on Friday, July 8, 2016 (which was the end of the day on Friday, July 8, 2016), the Offer and withdrawal rights expired as scheduled and were not extended. The Depositary for the Offer has advised Salesforce and the Purchaser that, as of such time, an aggregate of approximately 24,718,367 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 64.4% of the Shares then outstanding. In addition, as of such time, Notices of Guaranteed Delivery had been delivered with respect to approximately 6,188,389 Shares, representing approximately 16.1% of the Shares then outstanding. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition that the number of Shares validly tendered and not validly withdrawn (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by Salesforce or any of its subsidiaries, is equal to at least one share more than half of the sum of (i) all Shares then-outstanding, plus (ii) all Shares issuable to holders of Demandware stock options from whom Demandware has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders of Demandware stock options). All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for in accordance with the terms of the Offer, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, the Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Demandware. Salesforce and the Purchaser intend to complete the acquisition of Demandware as promptly as practicable pursuant to the terms of the Merger Agreement and without a meeting of the stockholders of Demandware in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held in the treasury of Demandware and any Shares owned by any subsidiary of Demandware, Salesforce, the Purchaser or any other subsidiary of Salesforce immediately prior to the Effective Time, and (ii) Shares owned by stockholders who have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon, less any required withholding taxes.

Following the Merger, the Shares will no longer be listed on the New York Stock Exchange.

On July 11, 2016, Salesforce issued a press release announcing the expiration and results of the Offer and expected completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(v) hereto and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(v)	Press Release issued July 11, 2016.*

*	filed herewith

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DYNASTY ACQUISITION CORP.

By:	/s/ Amy E. Weaver
Name:	Amy E. Weaver
Title:	President and Secretary

SALESFORCE.COM, INC.

By:	/s/ Burke F. Norton
Name:	Burke F. Norton
Title:	Chief Legal Officer & Chief of Corporate and Government Affairs

Dated: July 11, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 10, 2016. * †

(a)(1)(ii)	Form of Letter of Transmittal. * †

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. * †

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. * †

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. * †

(a)(1)(vi)	Form of Summary Advertisement as published on June 10, 2016, in The Wall Street Journal. †

(a)(5)(i)	Joint Press Release by Demandware and Salesforce issued June 1, 2016. (1)

(a)(5)(ii)	Press Release issued June 10, 2016. †

(a)(5)(iii)	Joint Press Release by Demandware and Salesforce issued June 20, 2016. †

(a)(5)(iv)	Joint Press Release by Demandware and Salesforce issued June 30, 2016. †

(a)(5)(v)	Press Release issued July 11, 2016. ×

(b)	Commitment Letter, dated as of May 31, 2016, by and among Salesforce, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (2)

(d)(1)	Agreement and Plan of Merger, dated as of May 31, 2016, between Salesforce, the Purchaser and Demandware. (3)

(d)(2)	Confidentiality Agreement, dated as of May 13, 2016, by and between Salesforce and Demandware. †

(d)(3)	Exclusivity Agreement, dated as of May 28, 2016, by and between Salesforce and Demandware. †

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by salesforce.com, inc. on June 1, 2016.
(2)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by salesforce.com, inc. on June 1, 2016.
(3)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by salesforce.com, inc. on June 1, 2016.
×	Filed herewith